EXHIBIT 99.1, RISK FACTORS


                            MID-ATLANTIC REALTY TRUST

                                  RISK FACTORS


         Statements made by or on behalf of Mid-Atlantic Realty Trust in documents filed by it with the Securities and Exchange Commission include forward looking statements under the federal securities laws. Statements that are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are intended to identify forward-looking statements. While these statements reflect the Company's good faith beliefs based on current expectations, estimates and projections about (among other things) the industry and the markets in which the Company operates, they are not guarantees of future performance, involve known and unknown risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements, and should not be relied upon as predictions of future events. The Company disclaims any obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise. The following is a discussion of factors that could impact future results:

Real Estate Investment Risks

         General. Real property investments are subject to varying types and degrees of risk that may hinder or otherwise affect the Company's ability to generate revenues. These risks could adversely affect the Company's cash flow and cash available for distributions to shareholders. The following factors, among others, may adversely affect the value of the Company's real estate and the Company's ability to generate revenues:

                  o        changes in the general economic climate;

                  o local conditions (such as an oversupply of space or a reduction in demand for real estate in an area);

                  o competition from other shopping centers, properties, developers or real estate owners;

                  o        variable operating costs;

                  o        government regulations;

                  o        changes in interest rates;

                  o        the availability of financing; and

                  o potential liability due to changes in environmental and other laws.


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         In addition,  real estate  investments  are  relatively  illiquid  and, therefore, will limit the Company's ability to react promptly in response to changes in economic or other conditions. Because the Internal Revenue Code, as amended in 1986, limits a REIT's ability to make sales of properties held for fewer than four years, the Company may not be able to sell properties without adversely affecting returns to shareholders.

         Ability to Rent Unleased Space. Many factors may affect the ability of the Company to rent unleased space. One of the major factors is a covenant found in many leases with existing tenants that restricts the use of other space at a property. The Company cannot assure that any tenant whose lease expires in the future will renew such lease or that the Company will be able to re-lease space on economically advantageous terms. In addition, the Company may incur costs in making improvements or repairs to a property that are required by a new tenant.

         Risk of Bankruptcy of Tenants. If a significant number of tenants are unable to meet their obligations to the Company, the Company's cash receipts and cash available for distribution will decrease. Also, a tenant may experience a downturn in its business, which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If a lessee or sublessee defaults in its obligations to the Company, then the Company may be delayed in enforcing its rights as lessor or sublessor. In addition, the Company may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and re-leasing the property.

         At any time, one or more of the Company's tenants may seek the protection of the bankruptcy laws, which could result in the rejection and termination of their lease. Such an event would reduce cash receipts and cash available for distribution and, therefore, reduce the amount of distributions the Company can make to its shareholders. The Company is subject to risks that:

                  o any present tenant that has filed for bankruptcy protection will not continue making payments under its lease;

                  o any tenant may file for bankruptcy protection in the future; or

                  o any tenants that file for bankruptcy protection may not continue to make rental payments in a timely manner.

         Effect  of  Uninsured  Loss  on   Performance.   The  Company   carries
comprehensive liability, fire, flood, extended coverage and rental loss insurance with policy specifications and insured limits that are customary for similar properties. Certain types of losses (such as from wars or earthquakes), however, are uninsurable or insurable only at costs that are not economically justifiable. If an uninsured loss occurs, the Company may lose both its invested capital in, and anticipated profits from, the property. Nevertheless, the Company would still be obligated to repay any recourse mortgage indebtedness on the property.


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         Debt Financing and Existing Debt Maturities.  The Company is subject to a variety of risks associated with debt financing. Examples of these risks include the following:

                  o the Company's cash from operating activities may be insufficient to meet required payments;

                  o the Company may be unable to pay or refinance indebtedness on its properties;

                  o if interest rates or other factors result in higher interest rates on refinancing, these factors will diminish the Company's returns on its development and redevelopment activities, reduce cash from operating activities, and hamper the Company's ability to make distributions or payments to shareholders;

                  o if the Company is unable to secure refinancing of indebtedness on acceptable terms, it may be forced to dispose of properties upon disadvantageous terms, which may cause losses to the Company and affect its funds from operations; and

                  o if properties are mortgaged to secure payment of indebtedness and the Company is unable to meet its payments, the mortgagee may foreclose upon the properties, resulting in a loss of income and a valuable asset to the Company.

         In addition, in June 1998 the Division of Banking Supervision and Regulation of the Board of Governors of the Federal Reserve System issued a supervisory letter which addressed the subject of lending standards for business loans. The supervisory letter noted, among other things, a significant increase in bank lending to REITs and concluded that bank examiners should increase their understanding of REITs and related lending and credit risks associated with lending to REITs. The Company is uncertain of the future effects of the supervisory letter on the Company. Any changes in bank lending practices as a result of the supervisory letter may affect the Company's ability to successfully negotiate new credit facilities.

         Competition. Numerous commercial developers, real estate companies and other owners of real estate (including those that operate in the region in which the Company's properties are located) compete with the Company in seeking land for development, properties for acquisition and tenants for properties. Certain of these competitors may have greater capital and resources than the Company, and this fact could impair the Company's ability to acquire properties in the future.

         Environmental Matters. Under various federal, state and local laws, ordinances and regulations, the Company may become liable for the costs of removal or remediation of certain hazardous or toxic substances on or in the Company's real property. Liability may be

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imposed  regardless of whether the Company or tenant knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of any required remediation or removal of substances may be substantial, and the Company's liability as to any property is generally not limited under those laws, ordinances and regulations. The liability could exceed the value of the Company's property and/or aggregate assets. The presence of, or the failure to properly remediate, substances when released may adversely affect the Company's ability to sell the affected real estate or to borrow using the real estate as collateral. At the time of this filing, the Company has not been notified by any governmental authority of any non-compliance, liability or other claim in connection with any of the Company's properties, and the Company is not aware of any other environmental condition with respect to any of the its portfolio properties that it believes would have a material adverse effect on its business, assets or results of operations. However, the Company cannot assure that there are no potential environmental liabilities, that no environmental liabilities may develop, that no prior owner created any material environmental condition not known to the Company, or that future uses or conditions, including, without limitation, changes in applicable environmental laws and regulations, will not result in liability.

         Americans  with  Disabilities  Act. The  Company's  properties  and any additional developments or acquisitions must comply with Title III of the Americans with Disabilities Act. To comply with the ADA's requirements, the Company may be required to remove structural, architectural or communication barriers to handicapped access and utilization in certain public areas of the Company's properties. Noncompliance could result in injunctive relief, imposition of fines or an award of damages to private litigants. If the Company is required to make changes to bring any of the properties into compliance with the ADA, expenses associated with such changes could adversely affect the Company's ability to make expected distributions. The Company believes that its competitors face similar costs to comply with the requirements of the ADA.

Dependence on the Middle Atlantic Area

         The Company's performance depends on the economic conditions in markets in which its properties are concentrated. Since the Company's properties are located in the Middle Atlantic area, the Company's results could be adversely affected if conditions, such as an oversupply of space or a reduction in demand for real estate, in the Middle Atlantic area become more competitive than other geographic areas. The existence of these conditions could have a greater adverse impact on the Company than they might have on a real estate company with properties in a number of different geographic areas.

No Limitation in Organizational Documents on Incurrence of Debt

         The Company's documents do not limit the amount of indebtedness that it may incur. Although the Board of Trustees attempts to maintain a balance between total outstanding indebtedness and the value of the Company's portfolio (i.e., a ratio of secured debt and preferred stock to real estate value of 50% or less), it could alter this balance at any time. If the Company becomes more highly leveraged, then the resulting increase in debt service

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could  diminish the  Company's  ability to make  expected  distributions  to its shareholders and make payments on its outstanding indebtedness. If the Company defaults on its obligations under any outstanding indebtedness, it could lose its interest in any properties that secure that indebtedness.

Dependence of Key Personnel

         The Company's success depends largely upon the efforts of a small number of senior executives, including F. Patrick Hughes, President and Chief Executive Officer of the Company. Even though the Company has key man insurance covering the life of Mr. Hughes in the amount of $1,000,000, the loss of the services of Mr. Hughes or other key executives could have a materially adverse effect on the Company. In the event the Company loses the services of any of its key personnel, the Company will continue to engage in commercial real estate activities.

Adverse Consequences of Failure to Qualify as a REIT

         The Company Believes, But Cannot Guarantee, That it Qualifies as a REIT. The Company believes that it has operated in a manner that permits it to qualify as a REIT under the Code for each taxable year since its formation in 1993. Qualification as a REIT, however, involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. In addition, REIT qualification involves the determination of various factual matters and circumstances not entirely within the Company's control. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources, and the Company must distribute annually to shareholders 95% of its REIT taxable income (excluding net capital gains). Therefore, although the Company believes that it is organized and operating in a manner that permits it to remain qualified as a REIT, the Company cannot guarantee that it will be able to continue to operate in such a manner. In addition, if the Company is ever audited by the Internal Revenue Service (the "IRS") with respect to any past year, the IRS may challenge the Company's qualification as a REIT for such year.

         Similarly, the Company cannot assure that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company is not aware, however, of any currently pending tax legislation that would adversely affect its ability to continue to operate as a REIT.

         The Company's Failure to Qualify as a REIT Would Have Serious Adverse Consequences. If the Company fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Such increased tax liability in a given year could significantly reduce, or possibly eliminate, the amount of cash the Company has available for investment or distribution to shareholders for that year. In addition, the Company will also be disqualified

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from treatment as a REIT for the next four taxable years,  unless it is entitled to relief under certain statutory provisions.

         If the Company does not qualify as a REIT, it will no longer be required to make annual distributions to shareholders. To the extent that the Company made distributions to shareholders in anticipation of its qualifying as a REIT, it might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. The Company's failure to qualify as a REIT would also constitute a default under certain of its debt obligations and would significantly reduce the market value of its shares.

         The Company May Need to Borrow Money to Qualify as a REIT. The Company's ability to make distributions to shareholders could be diminished by increased debt service obligations if it needs to borrow money in order to maintain its REIT qualification. For example, differences in timing between when the Company receives income and when it has to pay expenses could require it to borrow money to meet the requirement that it distribute to its shareholders at least 95% of its net taxable income (excluding net capital gain) each year. The incurrence of large expenses also could require the Company to borrow money to meet this requirement. The Company might need to borrow money for these purposes even if it believes that market conditions are not favorable for such borrowings. In other words, the Company may have to borrow money on unfavorable terms.

         The Company is Subject To Some Taxes Even If it Qualifies as a REIT. Even if the Company qualifies as a REIT, it is subject to some federal, state and local taxes on its income and property. For example, the Company pays tax on certain income it does not distribute. Also, the Company's income derived from properties located in certain states are subject to local taxes. Further, if the Company entered into certain prohibited transactions, its net income from such transactions would be subject to a 100% tax.

Anti-Takeover Effect of Ownership Limitations

         To maintain the Company's qualification as a REIT, not more than 50% in value of the Company's outstanding Shares may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). In addition, the Code imposes certain other limitations on the ownership of the Shares of a REIT. For the purpose of preserving the Company's tax status as a REIT, the Company's charter prohibits actual or constructive ownership of more than 9.9% of the outstanding Shares, either in the aggregate or of any class, by any person (the "Beneficial Ownership Limitations"), unless waived by the Board of Trustees. In addition, the Beneficial Ownership Limitations restrict the ownership, under applicable attribution rules of the Code (which are different from those applicable with respect to the Beneficial Ownership Limitations) of more than 9.9% of the outstanding Shares, either in the aggregate or of any class. The rules addressing constructive ownership are complex and may cause Shares owned, actually or constructively, by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.9% of the outstanding Shares, either in the aggregate or of any class, by an individual or entity could cause that individual or entity (or another individual or

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entity) to constructively own more than 9.9% of the outstanding  Shares.  Such a situation will subject such Shares to the Beneficial Ownership Limitations. Actual or constructive ownership of Shares in excess of such limits would either cause the violative transfer or ownership to be void or cause such Shares to be converted to Excess Shares.

                  Additionally, these ownership restrictions have the collateral effect of deterring non-negotiating acquisitions of, and proxy fights for, the Company by a third party. Limiting the ownership of the Company's Shares may discourage a change of control of the Company and may also (i) deter tender offers for the Shares, which offers may be attractive to the shareholders, (ii) limit the opportunity for shareholders to receive a premium for the Shares that might otherwise exist if an investor attempted to assemble a block of Shares in excess of the 9.9% Beneficial Ownership Limitation, or (iii) limit the opportunity for shareholders to effect a change in control of the Company.

Risks Inherent in Development and Acquisition Activities

         Developing or expanding existing properties in the Company's real estate portfolio is an integral part of the Company's strategy for maintaining and enhancing the value of that portfolio. The Company may also choose to acquire additional properties in the future. While the Company's policies with respect to its activities are intended to limit some of the risks otherwise associated with those activities (including not commencing construction on a project prior to obtaining a commitment from an anchor tenant), the Company nevertheless will incur certain risks, including risks related to delays in construction and lease-up, costs of materials, financing availability, volatility in interest rates, labor availability and the failure of properties to perform as expected.

Increased Market Interest Rates Could Reduce Share Prices

         The annual dividend rate on Shares as a percentage of its market price may influence the trading price of such stock. Also, an increase in market interest rates may lead purchasers to demand a higher annual dividend rate, which could adversely affect the market price of the Shares. A decrease in the market price of the Shares could reduce the Company's ability to raise additional equity in the public markets.

Risks Relating to Year 2000 Compliance

         Many existing computer software programs and operating systems that are date dependent may use "00" as the year 1900 rather than the year 2000. This mistake could result in a system failure or cause other disruptions of operations. In the conduct of the Company's operations, the Company relies upon commercial computer software primarily provided by independent software vendors, and the Company has performed an assessment of its vulnerability to the so-called "Year 2000 issue" with respect to its computer systems. The Company's assessment is based upon formal and informal communications with the software vendors, literature supplied with the software, and literature supplied in connection with maintenance contracts. As a result of the Company's normal upgrade and replacement

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process,  it has determined that all existing  network and desktop  equipment is
Year 2000 compliant. The Company's mission critical, property management and financial reporting software has also been modified to be Year 2000 compliant. The Company has determined that all non-mission critical software is Year 2000 compliant. As the Company owns primarily community retail centers without enclosed common areas, the use of this technology is very limited, and management does not believe that the Year 2000 issue will pose significant problems in these systems. The Company expects that the costs to specifically remediate Year 2000 information technology issues will not be significant. The Company believes the "most reasonably likely worst case scenario" exposure to be indirect in nature, and this exposure will involve vendors, suppliers, and tenants. Currently, management does not believe that it is practical to measure the effects of potential complications. However, the Company will continually monitor and evaluate these areas and develop contingency plans on an as needed basis.

         Specifically, the success of the Company's efforts to address the Year 2000 issue depends to a large extent not only on the corrective measures that the Company undertakes, but also on the efforts undertaken by other independent entities that provide goods and services to the Company and tenants that lease space from the Company. In particular, the Company's risk may increase as a result of tenants experiencing problems with Year 2000 issues. Although it is not possible to evaluate the magnitude of any potential increased risk at this time, Year 2000 issues could adversely affect the Company's tenants and their businesses. From now until 2000 the Company will endeavor to monitor the Year 2000 efforts of its tenants and will implement a course of action and procedures designed to reduce any increased potential risk as a result of Year 2000 issues.




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